UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Spectrum Brands Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34757	27-2166630
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

SB/RH Holdings, LLC
(Exact name of registrant as specified in its charter)

Delaware	333-192634-03	27-2812840
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3001 Deming Way
Middleton, Wisconsin
53562-0992
(Address of principal executive offices)

Nathan Fagre: 608-275-3340
(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

Unless the context otherwise requires, references to the “Company”, “we”, “us”, “our”, or “Spectrum” mean Spectrum Brands Holdings, Inc. and its consolidated subsidiaries, including SB/RH Holdings, LLC and its consolidated subsidiaries (“SB/RH”).  Spectrum performed the due diligence steps required by paragraph c(1) of Rule 13p-1 under the Securities Exchange Act of 1934, as amended.  This Form SD is being filed by Spectrum Brands Holdings, Inc. and SB/RH.

Conflict Minerals Disclosure.

Published Results.  A copy of this Form SD and the attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12)  may be found publicly on our internet website at:

http://www.spectrumbrands.com/corporate-responsibility/conflict-minerals.aspx.

Item 1.02 Exhibit

See Exhibit 1.02 to this Form SD, incorporated herein by reference.

Section 2 – EXHIBITS

Item 2.01  Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectrum Brands Holdings, Inc.

By:	/s/ Nathan E. Fagre
Nathan E. Fagre
Date: June 2, 2014
Senior Vice President, General Counsel and Secretary

SB/RH Holdings, LLC
By:	/s/ Nathan E. Fagre
Nathan E. Fagre
Date: June 2, 2014
Senior Vice President, General Counsel and Secretary